UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

5 May 2015

Pearson plc - (the "Company")
Notification of Directors' and PDMRs' Interests

Long-Term Incentive Plan

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth. The LTIP was renewed and approved by shareholders in 2011. The operation of the LTIP is governed by the remuneration policy approved by shareholders at the Annual General Meeting on 25 April 2014.

2015 Award

On 1 May 2015, the Company made a grant of performance-related restricted shares to executive directors and other members of the Pearson Executive under the LTIP. This represents the company's annual grant of long-term incentives to executive directors and other members of the Pearson Executive for 2015.

The awards will vest on 1 May 2018 as follows:

a) one-half of the award will be based on Pearson's growth in earnings per share over the period 1 January 2015 to 31 December 2017;
b) one-third of the award will be based on Pearson's return on invested capital in 2017; and

c) one-sixth of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 1 January 2015 to 31 December 2017

Subject to meeting the performance conditions in full, and the retention of shares that vest on 1 May 2018 for a further two years, the maximum number of shares that John Fallon, CEO, may receive is: 230,000. Robin Freestone, CFO, did not receive an award of shares for the 2015 grant as he is due to step down in the year. His replacement, Coram Williams, will receive an award commensurate with his position on commencement of his employment. A separate RNS announcement with further details will be released at that time.

The awards are consistent with the remuneration policy approved by shareholders at the Annual General Meeting on 25 April 2014 and were made on the following basis:

Name	Title	Restricted shares awarded	Share price on date of award	Face value on date of award
				£	% of base salary at date of award
John Fallon	CEO	230,000	1,337.00p	£3,075,100	394%
Robin Freestone	CFO	0	NA	NA	NA

Subject to meeting the performance conditions in full, and the retention of shares that vest on 1 May 2018 for a further two years, the maximum number of shares that the other members of the Pearson Executive may receive is as follows:

Name	Title	Restricted shares awarded
Tim Bozik	President, Higher Education	117,000
Rod Bristow	President, Core	117,000
Don Kilburn	President, North America	117,000
Doug Kubach	President, School	117,000
Tamara Minick-Scokalo	President, Growth	117,000
John Ridding	President, Professional	117,000
Michael Barber	Chief Education Adviser	94,000
Albert Hitchcock	Chief Technology & Information Officer	117,000
Phil Hoffman	Chief Corporate Finance & Strategic Development Officer	94,000
Kate James	Chief Corporate Affairs Officer	94,000
Melinda Wolfe	Chief Human Resources Officer	101,000
Luyen Chou	Chief Product Officer	60,000

In addition to the above awards, Luyen Chou will receive a separate, additional award of 40,000 performance shares, which will vest in 2017 subject to the growth in Pearson's earnings per share over the period 2013 to 2016, to satisfy a legacy obligation which was not addressed as part of his 2014 performance-related award or his remuneration package on his appointment to the Pearson Executive in 2015.

Further details of the LTIP and its performance measures are contained in Pearson's annual report and accounts.

This notification is made in accordance with DTR 3.1.4R.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 05 May 2015

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary